Mail Stop 3010

August 5, 2009

Ellis F. Rinaldi, Esq.
Executive Vice President & General Counsel
Starwood Property Trust, Inc.
c/o Starwood Capital Group
591 West Putnam Avenue
Greenwich, CT 06830

        Re: **Starwood Property Trust, Inc.**
                 Amendment Nos. 2 and 3 to Registration Statement on Form S-11
                 Filed July 28, 2009 and July 29, 2009, respectively
                 File No. 333-159754

Dear Mr. Rinaldi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Officers, page 109

1.   Please disclose any positions held by Barbara Anderson from 2006 to the present.

Investment Committee of Our Board of Directors, page 111

2.   Please state how often you expect the periodic review of your investment portfolio to occur.

Manager Equity Plan, page 113

3.   We note that you plan to grant to your Manager restricted stock units equal to 2.5% of the number of shares sold in this offering and the concurrent private placement, concurrently with the closing of this offering. Please expand your disclosure to explain the purpose for granting such compensation in light of the incentive provisions already built into the Manager's fee structure.

4.   We note that your Manager will be entitled to receive "distribution equivalents" with respect to the restricted stock units, whether or not vested. Please confirm that the per share amount of such distributions will be equal to the per share distributions granted to the common stockholders.

Incentive Fee, page 123

5.   The current description of your incentive fee is complex and difficult to follow. Please revise to provide an example illustrating how the fee will be calculated.

Historical Performance of Starwood Capital Group, page 126

6.   Please confirm that the disclosure required by Tables IV – VI of Guide 5 does not apply to any of your prior programs.

7.   Please tell us why you have not included iStar Financial, Inc. in your prior performance tables.

Debt Programs Sponsored by Starwood Capital Group, page 126

8.   We note that Starwood Mezzanine Investors, L.P. and Starwood Opportunity Fund IV, L.P. both closed more than 10 years ago. Please explain why you have included disclosure regarding these funds, and the performance data for these funds, or omit the disclosure. Refer to Item 8 of Industry Guide 5, which generally limits disclosure to the sponsor's experience in the last 10 years.

9.   Please explain why the performance table includes data from inception to March 31, 2009. We note that both funds contributed their assets to iStar Financial, Inc.

Prior Performance of Certain Real Estate Programs Sponsored by Starwood Capital Group, page 128

10.   Please revise to disclose the date that each program closed. Also, please limit the disclosure to programs that have closed within the last 10 years.

11.   In Table I, please indicate, by footnote or otherwise, that the offering periods for Starwood Opportunity Fund VIII and Starwood Capital Hospitality Fund II have not yet closed.

12.   Please explain why you have included information for the "Equity Funds" in Tables II and III but have not included information for the "Equity Funds" in Table I. Alternatively, revise Table I to include the additional disclosure.

13.   In Table II, please separate out Starwood Opportunity Fund IV from the other Equity Funds, since that fund has similar investment objectives to you. Please refer to Instruction 3 to Table II of Guide 5.

Certain Relationships and Related Transactions, page 133

14.   In the "Restricted Common Stock and Other Equity-Based Awards" section on page 134, please disclose who will receive these grants of restricted stock and other equity-based awards. Refer to Item 404 of Regulation S-K.

Exhibit 5.1, filed as Annex I to Response Letter, dated July 7, 2009

15.   We note your response to comment no. 16. However, it appears that you have already fixed the price at $20/share. Therefore, please provide us with a revised legality opinion that eliminates this assumption, or tell us why you believe the assumption is still appropriate.

16.   We note your response to comment 17; however, we continue to believe that the assumption in paragraph 6 is inappropriate. The determination that the shares are duly authorized requires a finding that the corporation has the power to issue the shares and took all corporate actions necessary to authorize the issuance of the shares. The company having available for issuance the requisite number of authorized but unissued shares is part of this finding. Therefore, please provide us with a revised legality opinion that eliminates this assumption. As you note, the fact that you assume no obligation to supplement the opinion if you become aware of any fact that might change the opinion, should serve the same purpose as your stated purpose for this assumption.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment

Ellis F. Rinaldi, Esq.
Starwood Property Trust, Inc.
August 5, 2009
Page 5

for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Via Facsimile
       David Goldschmidt, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP
       (212) 777-3574